HIVE BLOCKCHAIN TECHNOLOGIES LTD.

June 12, 2020

HIVE Blockchain Increases Bitcoin Hash Rate and Mining Efficiency at
Recently Acquired Quebec Mining Facility with Second Purchase of Next
Generation Miners

Vancouver, Canada – HIVE Blockchain Technologies Ltd. (TSX.V:HIVE) (OTCQX:HVBTF) (FSE:HBF) (the “Company” or “HIVE”) is pleased to announce that it has ordered 1,090 Bitmain Antminer T17+ SHA 256 mining machines as it continues to scale up next generation mining power at its 30 megawatt capacity, green energy-powered bitcoin mining operation in Quebec acquired in April. Delivery and installation of the new mining equipment is anticipated to occur later this month.

Combined with the recently installed 750 Bitmain S17+ Antminer machines operational at its Quebec facility, HIVE estimates its aggregate operating hash rate, specifically from next generation mining equipment at its Quebec facility, will be approximately 118 PH/s by the end of June. This excludes further mining purchases.

The cost for the 1,090 T17+ machines was approximately US$1,000 per unit, or just over US$1 million, financed through the Company’s net cash.

About HIVE Blockchain Technologies Ltd.

HIVE Blockchain Technologies Ltd. is a growth oriented, TSX.V-listed company building a bridge from the blockchain sector to traditional capital markets. HIVE owns state-of-the-art digital currency mining facilities in Canada, Sweden, and Iceland which produce newly minted digital currencies like Bitcoin and Ethereum continuously. Our deployments provide shareholders with exposure to the operating margins of digital currency mining as well as a growing portfolio of crypto-coins.

For more information and to register to HIVE’s mailing list, please visit www.HIVEblockchain.com. Follow @HIVEblockchain on Twitter and subscribe to HIVE’s YouTube channel.

On Behalf of HIVE Blockchain Technologies Ltd.

“Frank Holmes”

Interim Executive Chairman

For further information please contact:

Frank Holmes

Tel: (604) 664-1078

info@hiveblockchain.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains “forward-looking information” within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates and projections as at the date of this news release. The information in this news release that are forward-looking information include: the purchase, delivery and installation of Bitmain Antminer T17+ SHA 256 mining machines at the Company’s facility in Quebec; the Company’s estimated aggregate operating hash rate; further mining purchases; scaling up of mining power from next generation mining equipment; and the intentions, plans and future actions of the Company. This forward-looking information is based on reasonable assumptions and estimates of management of the Company at the time it was made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others: the COVID 19 crisis; the delivery and installation of ordered equipment may not occur as currently anticipated, or at all; the Company may not achieve operating hash rate, efficiencies or profitability as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; the volatility of digital currency prices; the Company may never realize more efficient operations, a lower cost structure, or greater flexibility in operation; risks relating to the global economic climate; dilution; and other related risks as more fully set out in the Company’s continuous disclosure record filed at www.sedar.com. The Company has also assumed that delivery and installation of recently ordered equipment will occur as expected, and no significant events occur outside of the Company’s normal course of business. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company undertakes no obligation to revise or update any forward -looking information other than as required by law.